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                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 6)*


                              Ascendia Brands, Inc.
--------------------------------------------------------------------------------
                                (Name of Company)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    15670X104
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

       Mathew Hoffman, Esq.                             Eleazer Klein, Esq.
   Prentice Capital Management, LP                    Schulte Roth & Zabel LLP
     623 Fifth Avenue, 32nd Floor                        919 Third Avenue
        New York, NY 10022                              New York, NY 10022
          (212) 756-8040                                  (212) 756-2376

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 25, 2007
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

------------------------------                   ------------------------------
CUSIP NO.  15670X104                             PAGE 2 OF 6 PAGES
------------------------------                   ------------------------------


--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Prentice Capital Management, LP
        73-1728931
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        WC (See Item 3)
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      0
               -----------------------------------------------------------------
 NUMBER OF       8    SHARED VOTING POWER
  SHARES
BENEFICIALLY          4,512,482
  OWNED BY     -----------------------------------------------------------------
    EACH         9    SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH           0
               -----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      4,512,482
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

        4,512,482
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

        9.99%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------                   ------------------------------
CUSIP NO.  15670X104                             PAGE 3 OF 6 PAGES
------------------------------                   ------------------------------


--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Michael Zimmerman
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        WC (See Item 3)
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      0
               -----------------------------------------------------------------
 NUMBER OF       8    SHARED VOTING POWER
  SHARES
BENEFICIALLY          4,512,482
  OWNED BY     -----------------------------------------------------------------
    EACH         9    SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH           0
               -----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      4,512,482
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

        4,512,482
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

        9.99%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------                   ------------------------------
CUSIP NO.  15670X104                             PAGE 4 OF 6 PAGES
------------------------------                   ------------------------------


                         AMENDMENT NO. 5 TO SCHEDULE 13D

      Reference is made to the Statement on Schedule 13D filed on July 10, 2006, as amended on August 7, 2006, November 17, 2006, December 29, 2006, January 5, 2007 and February 13, 2007 (the "Schedule 13D"), on behalf of Prentice Capital Management, LP ("Prentice Capital Management") and Michael Zimmerman ("Mr. Zimmerman" and, together with Prentice Capital Management, the "Reporting Persons"), relating to the Common Stock, par value $0.001 per share, of Ascendia Brands, Inc., a Delaware corporation (the "Company"). Unless the context otherwise requires, references herein to the "Shares" are to the Common Stock of the Company. Capitalized terms used herein and not otherwise defined have the meanings given to them in the Schedule 13D.

      The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. Each of Prentice Capital Management and Mr. Zimmerman disclaims beneficial ownership of all of the Shares reported in this Schedule 13D.

ITEM 4.           PURPOSE OF TRANSACTION

      Item 4 of the Schedule 13D is hereby amended to include the following:

      The Reporting Persons have had, and anticipate having further, discussions with the Company's Board of Directors, senior management and advisors regarding the Reporting Persons' ideas to enhance shareholder value, including potentially providing proposals for providing significant debt or equity financing or other similar transaction.

      In addition, the Reporting Persons intend to review their investment in the Company on a continuing basis and may seek to influence or change the Company's operations or business development plans, business strategy, management or directors, competitive position, capital structure or capital management policy, including, without limitation, through potential discussions with management, directors, other shareholders and lenders, existing or potential strategic partners or competitors of the Company, industry analysts, investment and financing professionals and/or other third parties. Such matters and discussions may materially affect, and result in, the Reporting Persons' modifying their investment in the Company, exchanging information with any of such persons pursuant to appropriate confidentiality or similar agreements or otherwise, working together with any of such persons pursuant to joint agreements or otherwise, proposing changes in the Company's operations, governance, capitalization or strategic plans, or in proposing or engaging in one or more other actions set forth under subsections (a) through (j) of Item 4 of Schedule 13D. Factors that may influence the Reporting Persons' actions include, but are not limited to, their views regarding the Company's operations, business strategy, prospects, financial position and/or strategic direction, the outcome of the discussions and actions referenced herein, price levels of the Common Stock, availability of funds and subsequent developments affecting the Company.

                                  SCHEDULE 13D

------------------------------                   ------------------------------
CUSIP NO.  15670X104                             PAGE 5 OF 6 PAGES
------------------------------                   ------------------------------

PURPOSE OF TRANSACTION

      Item 5 of the Schedule 13D is amended and restated as follows:

      (a) Prentice Capital Management may be deemed to beneficially own, in the aggregate, 4,512,482 Shares, representing 9.99% of the Company's outstanding Shares (based upon 41,779,840 Shares outstanding as reported in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ending May 26, 2007 filed on July 24, 2007 and the amount of convertible securities beneficially owned by the Reporting Persons). Mr. Zimmerman may be deemed to beneficially own, in the aggregate, 4,512,482 Shares representing approximately 9.99% of the Company's Shares. If the Blocker were not in place, as of the date hereof, each of Prentice Capital Management and Mr. Zimmerman may be deemed to beneficially own, in the aggregate, 189,328,221 Shares (representing 300 shares of Series B Preferred Stock that are initially convertible into 2,000,000 Shares, 30 shares of Series B1 Preferred Stock that are initially convertible into 200,000 Shares, warrants to purchase 2,000,000 Shares at an exercise price of $1.35 per share, warrants to purchase 3,053,358 Shares at an exercise price of $2.10 per share, a Convertible Note in the initial aggregate principal amount of $76 million which initial aggregate principal amount is convertible into 180,952,381 Shares (without taking into account any capitalized interest) and 1,122,482 Shares).

      (b) Prentice Capital Management and Michael Zimmerman have shared voting power with respect to 4,512,482 Shares.

      (c) Except as described herein, during the last sixty days there were no transactions in the Common Stock effected by the Reporting Persons.

      (d) The limited partners or shareholders of the private investment funds and the entities for which Prentice Capital Management and Mr. Zimmerman manages investments in managed accounts have the right to participate indirectly in the receipt of dividends from, or proceeds from the sale of, the Shares in accordance with their respective ownership interests in their respective funds.







                                  SCHEDULE 13D

------------------------------                   ------------------------------
CUSIP NO.  15670X104                             PAGE 6 OF 6 PAGES
------------------------------                   ------------------------------

                                   SIGNATURES

      After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 25, 2007

PRENTICE CAPITAL MANAGEMENT, LP




By:/s/ Michael Weiss
   -------------------------------
   Name:  Michael Weiss
   Title: Chief Financial Officer

MICHAEL ZIMMERMAN




   /s/ Michael Zimmerman
   -------------------------------
   Michael Zimmerman